UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

OR

[X]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM _________ TO ____________

COMMISSION FILE NO. 000-32911

        A.         Full title of the plan and address of the plan, if different from that of the issuer named below:

Galyan’s Trading Company
Savings and Retirement Plan

        B.         Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Galyan’s Trading Company, Inc.
One Galyan’s Parkway
Plainfield, IN 46168

GALYAN’S TRADING COMPANY, INC.
SAVINGS AND RETIREMENT PLAN

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL SCHEDULES

DECEMBER 31, 2003 AND 2002

GALYAN’S TRADING COMPANY
SAVINGS AND RETIREMENT PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS (CASH BASIS):

Statements of Assets Available for Benefits (Cash Basis) as of December 31, 2003 and 2002	2

Statement of Changes in Assets Available for Benefits (Cash Basis) for the Year Ended December 31, 2003	3

Notes to Financial Statements (Cash Basis)	4-6

SUPPLEMENTAL SCHEDULE:	7

Form 5500, Schedule H, Line 4i--Schedule of Assets (Held at End of Year) as of December 31, 2003	8

NOTE:	Schedules not filed herewith are omitted because of the absence of the conditions under which they are required by the Department of Labor’s
Rules and Regulations for Reporting and Disclosure under the Employee
Retirement Income Security Act of 1974.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Participants
Galyan’s Trading Company Savings and Retirement Plan
Plainfield, Indiana

We have audited the accompanying statements of assets available for benefits (cash basis) of Galyan’s Trading Company Savings and Retirement Plan (the “Plan”) as of December 31, 2003 and 2002 and the related statement of changes in assets available for benefits (cash basis) for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2 to the financial statements, these financial statements were prepared on a cash basis, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2003 and 2002 and the changes in assets available for benefits for the year ended December 31, 2003 on the basis of accounting described in Note 2.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule (cash basis) of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP
Indianapolis, Indiana
June 21, 2004

GALYAN’S TRADING COMPANY
SAVINGS AND RETIREMENT PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS (CASH BASIS)
DECEMBER 31, 2003 AND 2002

ASSETS	2003	2002

INVESTMENTS—At fair value	$9,437,516	$6,392,332

ASSETS AVAILABLE FOR BENEFITS	$9,437,516	$6,392,332

See notes to financial statements (cash basis).

GALYAN’S TRADING COMPANY
SAVINGS AND RETIREMENT PLAN

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS (CASH BASIS)
FOR THE YEAR ENDED DECEMBER 31, 2003

ADDITIONS TO ASSETS ATTRIBUTED TO:
Investment income:
Net appreciation in fair value of investments	$1,590,256
Interest and dividends	156,439

Total investment income	1,746,695

Contributions:
Participant	1,856,747
Employer	388,342

Total contributions	2,245,089

Rollovers	150,391

Total additions	4,142,175

DEDUCTIONS:
Benefit payments	1,035,129
Administrative expenses	61,862

Total deductions	1,096,991

INCREASE IN ASSETS AVAILABLE FOR BENEFITS	3,045,184

ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	6,392,332

End of year	$9,437,516

See notes to financial statements (cash basis).

NOTES TO FINANCIAL STATEMENTS (CASH BASIS)
YEARS ENDED DECEMBER 31, 2003 AND 2002

1.	DESCRIPTION OF THE PLAN

The following description of Galyan’s Trading Company Savings and Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. The Plan was established effective November 1, 1999.

General—The Plan is a defined contribution 401(k) plan covering all eligible employees of Galyan’s Trading Company, Inc. (the “Company”) who have reached age 21 and meet other eligibility requirements, as defined in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions—Eligible employees (“participants”) may contribute up to 60% of their compensation on a pretax basis, as defined in the Plan. The contributions are subject to certain limitations imposed by the Internal Revenue Code (the “Code”). The Company matches 50% of the first 3% of eligible pre-tax wages contributed by the participant. Participants direct the investments of their and the Company contributions into 15 investment options offered by the Plan. At the discretion of the Company’s Board of Directors, additional contributions may be made to the Plan, however, no additional contributions were made during the year ended December 31, 2003.

Participants’ Accounts—Each participant’s account is credited with the participant’s contributions and the Company’s matching contributions. Each participant’s account is charged with withdrawals and distributions and allocations of administrative expenses, if not paid by the Company. Participants are immediately vested in their contributions plus actual earnings thereon. For participants who previously worked for Limited Brands, service under Limited Brands is considered years of service with the Company. Participants are vested in employer matching contributions upon completion of three years of service.

Payment of Benefits—On termination of service due to death, disability, or retirement, a participant will automatically become 100% vested in his or her account and may receive a lump-sum amount equal to the value of the account. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Plan Termination—Although the Company has not expressed any intention to do so, it has the right to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA.

Forfeitures—Any amounts forfeited by participants shall first be used to pay administrative expenses. Any remaining amounts will be allocated to accounts of eligible participants. At December 31, 2003 and 2002, forfeited nonvested accounts totaled $27,804 and $12,002, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The Plan’s financial statements and supplemental schedules are prepared on the cash basis of accounting. Benefit payments to participants and contributions from both the Company and participants are accounted for on the basis of cash disbursements and receipts. Although the cash basis of accounting represents a departure from accounting principles generally accepted in the United States of America, it is an allowable method of accounting for employee benefit plans under the reporting requirements of ERISA.

Investments—The Plan currently offers fourteen mutual funds as investment options. Additionally, the plan permits participants to invest in a fund which is invested exclusively in shares of the Company.

Each participant is entitled to exercise voting rights attributable to the shares of the Company allocated to their account and is notified by the trustee prior to the time that such rights are to be exercised. For shares for which instructions have not been given by a participant, the Trustee will vote these shares by allocating the non-directed votes in proportion to the voting of shares for which participant direction was received.

Investments are stated at fair value as reported on the last business day of the year as determined using quoted market prices.

Administrative Expenses—Administrative expenses are paid by both the Plan and the Company.

Payment of Benefits—Benefit payments are recorded as paid.

Use of Accounting Estimates—The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

The Plan invests in various publicly-traded equity and bond mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of assets available for plan benefits.

3.	INVESTMENTS

The following investments represent five percent or more of Plan assets at December 31:

	2003	2002

Fidelity Equity Income	$789,894	$559,790
Fidelity OTC Portfolio	831,813	532,859
Fidelity Diverse International	491,146
Fidelity Dividend Growth	1,697,088	1,090,152
Fidelity Freedom 2010	632,286	429,267
Fidelity Freedom 2020	709,602	451,370
Fidelity Freedom 2030	698,159	455,556
Spartan U.S. Equity Index	1,369,627	965,587
Fidelity U.S. Bond Index	592,850	401,308
Fidelity Managed Income Portfolio		353,326
Galyan’s Trading Company, Inc. Stock (49,454 shares)		370,090

4.	TAX STATUS

The Company has not received a determination letter for the Plan; however, the Plan administrator believes that the Plan and related trust are designed and are currently being operated in compliance with the applicable requirements of the Code, and as a result, no provision for income taxes has been recorded in the Plan’s financial statements.

5.	PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity Investments Institutional Operations Company, Inc. Fidelity Management Trust Company, an affiliate of Fidelity Investments Institutional Operations Company, Inc., is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Additionally, any investment transactions involving the Company’s common stock qualify as party-in-interest transactions.

6.	SUBSEQUENT EVENT

On June 21, 2004, the Company announced the execution of a merger agreement with Dick’s Sporting Goods, Inc. It is anticipated that this transaction will close in October 2004.

******

SUPPLEMENTAL SCHEDULE

GALYAN’S TRADING COMPANY
SAVINGS AND RETIREMENT PLAN

FORM 5500, SCHEDULE H, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN:  35-1529720
PLAN NO. 001
DECEMBER 31, 2003

	Description	Fair Value

*	Fidelity Fund	$406,878
*	Fidelity Equity Income	789,894
*	Fidelity OTC Portfolio	831,813
*	Fidelity Diverse International	491,146
*	Fidelity Dividend Growth	1,697,088
*	Fidelity Freedom Income	118,998
*	Fidelity Freedom 2000	185,090
*	Fidelity Freedom 2010	632,286
*	Fidelity Freedom 2020	709,602
*	Fidelity Freedom 2030	698,159
*	Fidelity Freedom 2040	71,068
*	Spartan U.S. Equity Index	1,369,627
*	Fidelity U.S. Bond Index	592,850
*	Fidelity Managed Income Portfolio	413,569
*	Galyan's Trading Company, Inc. Stock (47,976 shares)	429,448

		$9,437,516

                                             *  denotes party-in-interest transaction

SIGNATURES

        THE PLAN Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DATED:  June 25, 2004

GALYAN’S TRADING COMPANY SAVINGS AND RETIREMENT PLAN By: GALYAN’S TRADING COMPANY, INC., Administrator By: /s/ Robert A. Stout Robert A. Stout Vice President-Finance, Treasurer

INDEX TO EXHIBITS

EXHIBIT NUMBER	DESCRIPTION OF EXHIBITS

23	Consent of Deloitte & Touche